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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2004

                                  ATTUNITY LTD
                              (Name of Registrant)


              Einstein Building, Tirat Carmel, Haifa, Israel 39101
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X         Form 40-F__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes__ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


         This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333-11972 and 333-14140.



--------------------------------------------------------------------------------

                                  ATTUNITY LTD



6-K Items

1. Press Release re Attunity Announces Third Quarter 2004 Results dated October 28, 2004.

                                                                          Item 1

Press Release                                             Source: Attunity, Ltd.

Attunity Announces Third Quarter 2004 Results

Thursday October 28, 4:00 pm ET

WAKEFIELD, Mass.--(BUSINESS WIRE)--Oct. 28, 2004--Attunity, Ltd.
(NASDAQ: ATTU - News), a leading provider of enterprise data integration software, today reported its financial results for the third quarter ended September 30, 2004.

Total revenues for the third quarter 2004 were $3,869,000, an increase of 2.8% from $3,762,000 in the third quarter of 2003. Gross profit for the third quarter 2004 was $2,145,000, compared with $2,063,000 in the third quarter of 2003. Net loss was $2,656,000 or $0.17 per share in the third quarter of 2004 compared with net loss of $318,000 or $0.02 per share in the third quarter of 2003.

In the third quarter the company has taken a one-time charge of $1,645,000 related to the termination of its CEO and other executives.

Total revenues in the first nine months of 2004 increased 7.5% to $13,222,000 from $12,297,000 for the same period in the prior year. Gross profit in the first nine months of 2004 was $7,677,000 compared with gross profit of $7,166,000 for the same period in 2003. Net loss in the first nine months of 2004 was $2,910,000 or $0.19 per share, compared to net loss of $375,000 or $0.03 per share in the first nine months of 2003.

"The last quarter has been a period of transition for the company," said Aki Ratner, Chief Executive Officer of Attunity. "In addition to my accepting the position of CEO in the middle of the quarter, we have also made other significant changes to the leadership of the company--including the hiring of a new VP EMEA, VP R&D, and VP Finance. Over the last two months I was pleased to find a very large and loyal customers base who are successfully using our products; a growing marketplace and channel partners that need our products; and very talented employees."

"In order to build a strong and growing company, our focus is on better execution. We have begun to aggressively implement new strategies in our sales operation to more effectively sell both direct and through our channel partners, and to better capitalize on our distributors in rapidly emerging markets including Japan and China. We will also introduce new products to expand our market opportunities and sell more into our existing customer base."

"To grow the EMEA market, Attunity has appointed Dirk Craen as the Vice President for the territory. Dirk brings over 20 years of successful IT sales and executive management experience from companies including Precise Software, Olivetti and Hewlett Packard. As part of the EMEA restructuring, Attunity has also filled key executive and sales positions throughout the region."

"The operational loss this past quarter is a reflection of our commitment to invest for the future and our confidence in our ability to significantly grow our business. With our typical sales cycle of approximately six months, we believe the improvements we are making in execution across the company will begin to yield results in the next few months," said Mr. Ratner.

Highlights of Attunity's Third Quarter 2004

Through the new Attunity products introduced last quarter and recent channel partner agreements, Attunity is rapidly gaining momentum as the vendor of choice for real-time data integration for business intelligence. Attunity announced an expansion of the relationship with Microsoft to provide EII capabilities for Microsoft SQL Server 2000 Reporting Services to reach the massive installed base of SQL Server users. Attunity also announced a reseller agreement with Hummingbird to provide real-time data integration with the Hummingbird Integration Suite.

Other new partnerships announced this quarter include Motorola, who entered into reseller agreement with Attunity to extend the capabilities of its Premier Computer-Aided Dispatch ("Premier CAD") application.

Attunity Conference Call

The company has scheduled a conference call and simultaneous Webcast at 5:00 pm EDT on Thursday October 28. To participate in the call, U.S. callers can dial
(866) 761-0748 and international callers can dial +1 (617) 614-2706 and entering the passcode 60423907 five minutes prior to the start time. The call will be available for replay through Monday, Nov. 4, 2004 by dialing (888) 286-8010, or +1 (617) 801-6888, and entering the passcode 26611970. This call will also be broadcast live on www.attunity.com. An online replay will be available approximately two hours after the call.

About Attunity Ltd.

Attunity is a leading provider of enterprise data integration software. Using Attunity's products, companies can seamlessly connect to data sources, stream data changes across the enterprise, and federate heterogeneous information to achieve a single view of their business. Employing a unique distributed architecture, Attunity software runs natively on enterprise data servers, turning locked data silos into an efficient Information Grid. The result is significantly enhanced performance and reduced cost of ownership.

More then a 1000 customers are using Attunity software world-wide for data integration initiatives such as service-oriented integration to the mainframe as part of EAI projects, legacy data access for business intelligence and reporting, real-time and efficient ETL based on change data capture, and single customer views from disparate information sources. Also, Attunity is a trusted partner for industry leaders like Oracle and HP who embed Attunity software into their products and solution offerings.

Safe Harbor Statement

Certain statements in this press release are forward-looking statements. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; any unforeseen developmental or technological difficulties with regard to Attunity's products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity's; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity's new and existing products, and other factors and risks discussed in Attunity's Report on Form 20-F for the year ended December 31, 2003, which is on file with the Securities and Exchange Commission. Attunity assumes no obligation to update information concerning its expectations.

    ATTUNITY Ltd
    UNAUDITED CONSOLIDATED BALANCE SHEETS
    (in thousands)
                                             September 30 December 31
                                                     2004        2003
                                            --------------------------
ASSETS

Current Assets
       Cash and Cash Equivalents                   $3,418      $2,073
       Restricted Cash                                 70         902
       Short-Term Deposits                            133         120
       Marketable Securities                            -         200
       Trade Receivables, net                       2,288       2,845
       Other Receivables                            1,078       1,006
                                            --------------------------
Total Current Assets                                6,987       7,146
                                            --------------------------
SEVERANCE PAY FUND                                  1,263       1,592
                                            --------------------------
PROPERTY, PLANT and EQUIPMENT, net                    926         926
                                            --------------------------
OTHER ASSETS, net                                  10,577      10,548
                                            --------------------------
                                            --------------------------
                                                  $19,753     $20,212
                                            --------------------------

LIABILITIES AND SHAREHOLDER EQUITY

CURRENT LIABILITIES
       Short-Term Bank Debt                            $-        $206
       Current Maturities of Long-Term Loans           46         102
       Trade Payables                                 744         583
       Deferred Revenues                            2,754       2,090
       Employee and Payroll Accruals                  964       1,239
       Accrued Expenses and other
        Liabilities                                 2,743       3,479
                                            --------------------------
Total Current Liabilities                           7,251       7,699
                                            --------------------------

LONG-TERM LIABILITIES
       Long-Term Debt                                 287          99
       Accrued Severance Pay                        1,675       1,941
                                            --------------------------

Total Long-Term Liabilities                         1,962       2,040
                                            --------------------------

SHAREHOLDERS' EQUITY
       Share Capital                                  538         525
       Additional Paid-In Capital                  89,532      86,504
       Accumulated Other Comprehensive Loss          (323)       (259)
       Accumulated Deficit                        (79,207)    (76,297)
                                            --------------------------

Total Shareholder's Equity                         10,540      10,473
                                            --------------------------
                                            --------------------------
                                                  $19,753     $20,212
                                            --------------------------

    ATTUNITY Ltd
    UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
    (in thousands except per-share amounts)

                                 Three Months ended Nine Months ended
                                      Sept. 30           Sept. 30
                                    2004   (a)2003      2004   (a)2003
                                 ------------------ ------------------
REVENUES

       Products                   $1,370    $1,272    $5,560   $4,469
       Maintenance & Support       1,428     1,428     4,256    4,479
       Services                    1,071     1,062     3,406    3,349
                                 ------------------ ------------------
                                   3,869     3,762    13,222   12,297
                                 ------------------ ------------------

COST OF REVENUES
       Products                      535       516     1,655    1,460
       Maintenance & Support         237       201       722      578
       Services                      952       982     3,168    3,093
                                 ------------------ ------------------
                                   1,724     1,699     5,545    5,131
                                 ------------------ ------------------
GROSS PROFIT                       2,145     2,063     7,677    7,166

OPERATING EXPENSES
       Research & Development,
        net                          335       355     1,011    1,071
       Selling & Marketing         2,025     1,384     5,667    4,321
       General & Administrative      659       521     1,946    1,726
       Termination of Management
        & others                   1,645         -     1,645        -
       Lawsuit                         -         -         -      410
                                 ------------------ ------------------
Operating Loss                    (2,519)     (197)   (2,592)    (362)
Financial Income (expenses), net    (113)      (97)     (239)      50
                                 ------------------ ------------------
 Loss before Income Taxes         (2,632)     (294)   (2,831)    (312)
Taxes on Income                      (24)      (24)      (79)     (63)
                                 ------------------ ------------------
                                 ------------------ ------------------
Net loss                         ($2,656)    $(318)  $(2,910)   $(375)
                                 ------------------ ------------------
Basic loss per Share              ($0.17)   $(0.02)   $(0.19)  $(0.03)
Number of Shares Used in
 computing per share amounts      15,220    14,767    15,094   14,767

(a) Reclassified

_____________

Contact:
     Attunity
     Stefan Wennik, 781-213-5218
     stefan.wennik@attunity.com
         or
     fama PR
     Kate Aldinger, 617-758-4147
     attunity@famapr.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            ATTUNITY LTD
                                            (Registrant)



                                            By: /s/Ofer Segev
                                                -------------
                                                Ofer Segev
                                                Chief Financial Officer


Date: October 29, 2004